UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2005

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Addition of a Subsidiary

1.	Details of the company

A.	Name: Bexel Corporation

B.	Representative director: Mr. Joong-Soo Kim

C.	Total assets: Won 36,261 million

D.	Stockholders’ equity: Won -13,247 million

E.	Total liabilities: Won 49,508 million

F.	Common stock: Won 10,000

G.	Industry: Battery manufacturing

H.	Miscellaneous information: Bexel Corporation is currently under court receivership

2.	Investment:

A.	KT Corporation’s interest in Bextel Corporation after debt-to-equity exchange: 54.86%

3.	Name of company group: KT Corporation

4.	Number of affiliated companies of KT Corporation:

A.	Before addition: 10

B.	After addition: 11

5.	Reasons for addition: Hallim Venture Capital, one of KT’s affiliates, previously provided Won 10 billion in loans to Bexel Corporation. Won 3 billion of the principal amount of such loans was exchanged for a 54.86% interest in Bextel Corporation pursuant to a court receivership proceeding, and the remaining 7 billion of the principal amount of loans will be exchanged for equity or paid in cash by 2014.

6.	Date when addition is confirmed: February 1, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 1, 2005

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director